Immune Pharmaceuticals Inc.

550 Sylvan Avenue

Englewood Cliffs, NJ 07632

October 17, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Pharmaceuticals Inc.
Registration Statement on Form S-1
File No. 333-220413

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Immune Pharmaceuticals Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday October 18, 2017, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8700 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Immune Pharmaceuticals Inc.

By:	/s/ Elliot Maza
Name:	Elliot Maza
Title:	Interim Chief Executive Officer